SECORE & WALLER, L.L.P.
ATTORNEYS AND COUNSELORS
FOUR FOREST
12222 MERIT DRIVE, SUITE 1350
DALLAS, TEXAS 75251
(972) 776-0200
TELECOPIER (972) 776-0240

JOAN CONWAY WALLER, P.C.	www.secorewaller.com	jo@secorewaller.com
September 28, 2007
Via Federal Express
Ms. Karen J. Garnett
Assistant Director
Securities & Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Proinvest Realty Fund, LLC Amendment No. 1 to Form S-11 File No. 333-144134
Dear Ms. Garnett:
     Thank you for your comment letter dated July 30, 2007 regarding the referenced filing. We amended the Registration Statement in response to your comments, and Amendment No. 1 was filed electronically on September 27, 2007. Our responses are set forth below, in the order of your letter. Three marked courtesy copies are enclosed.
     Please note that the registrant made some additional changes, including reducing the minimum offering amount to $5,000,000. In addition, the unit price was raised to $50,000 with an option for the registrant to sell a fractional unit, in its sole discretion.
General Comments
1. Please include the general information required by Item 11(b) and (d) of Form S-11.
     Response: The Registration Statement has been amended to include the disclosure required by Item 11(b). See “Prospectus Summary — Proinvest Realty Fund, LLC” and “Summary of the Limited Liability Company Agreement.” The Item 11(d) disclosure about promoters is included in “Prospectus Summary — Proinvest Realty Fund, LLC.”
2. Please revise the prospectus to include the security ownership of certain beneficial owners and management as required by Item 403 of Regulation S-K.

Ms. Karen Garnett
Securities and Exchange Commission
September 28, 2007

     Response: The security ownership of management is discussed under “Prospectus Summary — Proinvest Realty Advisors, LLC,” and under “Description of the Units.” It is also discussed in the Limited Liability Company Agreement, which is Exhibit A, in Article 2.1. A chart was not provided because there are no voting securities outstanding at this time. The interest received by the initial individual member will be redeemed upon the admission of any other member. The interest received by the manager does not entitle it to vote on matters to be voted on by investor members. The manager and its affiliates may acquire units in the offering, but have not done so at this time. In the event they do acquire units, any such units owned or otherwise controlled by the current manager or its affiliates may not be voted and will not be included in the total number of outstanding units for voting purposes unless such units are the only units outstanding as of the date of determination.
3. Please revise the body of the prospectus to include the disclosure required by Item 404 of Regulation S-K. We note the related party transactions noted on pages F-13 and F-14. Also, please provide disclosure regarding your related person transaction policies.
     Response: We have expanded the section entitled “Compensation of the Manager and Affiliates” to include the additional related party transactions discussed in the notes to the financial statements.
4. We note that you do not appear to have included a dealer prospectus delivery obligation on the outside back cover page of the prospectus. Please revise or alternatively tell us why it is not appropriate. Refer to Item 502 of Regulation S-K.
     Response: The prospectus delivery disclosure was inadvertently omitted from the prospectus but has been added.
5. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Refer to Item 19.B of Industry Guide 5.
     Response: All promotional material and sales literature will be filed prior to its use.

Ms. Karen Garnett
Securities and Exchange Commission
September 28, 2007

Prospectus Cover Page
6. Please limit the cover page to one page, as required by Item 501(b) of Regulation S-K.
     Response: The cover page has been amended to fit on one page.
7. Please revise to note the number of units being offered and to provide a brief description of the units. Refer to Item 501(b)(2) of Regulation S-K.
     Response: The requested disclosure has been added. See the cover page of the prospectus. Please note that the purchase price of the units has been changed from $10,000 to $50,000, and that the minimum offering amount has been changed from $30,000,000 to $5,000,000. In addition, provision has been made for the purchase of partial units, in the discretion of the company.
8. Please include a risk factor that briefly identifies the conflicts of interest you may face with your manager. Also, please include a risk factor that discusses the risk of you losing your partnership status.
     Response: We have added the requested risk factors to the prospectus cover.
Prospectus Summary
9. Please revise to include a cross-reference to your glossary section on page 57. Refer to Item 3.A. of Industry Guide 5.
     Response: We have added a cross reference to the glossary section in the first paragraph of the prospectus summary.
Plan of Business, page 2
10. In the second full paragraph of this section and on page 18, you state that at the end of the tenth year of your existence you will liquidate all assets you own and distribute the proceeds to investor members. On page 6 and elsewhere in the prospectus, you state that you anticipate that the duration of the Company will be six to eight years. Please reconcile these disclosures. Also,

Ms. Karen Garnett
Securities and Exchange Commission
September 28, 2007

please revise to disclose whether your Limited Liability Company Agreement requires that you liquidate by a certain date.
     Response: Various sections of the registration statement have been amended to clarify these issues. See “Prospectus Summary — Plan of Business;” “Investment Objectives and Criteria — Acquisition and Investment Policies;” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
11. We note page A-35 of the Limited Liability Company Agreement states that the board and the members may elect to extend your term by up to another ten years by a super-majority vote. Please revise this section to note this fact.
     Response: The requested disclosure has been added to this section, as well as to the sections entitled “Prospectus Summary — Proinvest Realty Fund, LLC” and “Summary of Limited Liability Company Agreement.”
Preferential Returns, page 3
12. Please revise this section to disclose what the 8% return is preferential to.
     Response: This section has been revised to disclose that the 8% preferential return must be distributed to investor members before any distribution of cash flow may be made to our manager.
Distribution Policy, page 3
13. Please revise to clarify whether you intend to make distributions in addition to the preferential return. If so, please clarify whether these distributions would be made before or after you pay the preferential return.
     Response: This section has been revised to clarify that all distributions are subject to the 8% preferential return. Our manager is not entitled to receive distributions of cash flow unless and until the investor members have received distributions in an amount equal to their capital contributions plus the 8% preferential return.

Ms. Karen Garnett
Securities and Exchange Commission
September 28, 2007

Conflicts of Interest, page 4
14. Please revise this section to include a more detailed discussion of your conflicts of interest that identifies all persons and entities with conflicts of interests or potential conflicts of interests, describe the nature of each person’s affiliation with you and discuss the nature of each conflict identified.
     Response: We have expanded the “Conflicts of Interest” section and provided a cross reference to that section.
15. Revise this section to include an organizational chart which shows the relationship between you, the various organizations you control, including your subsidiaries, and your manager. Refer to Item 5 of Industry Guide 5.
     Response: We have included the requested organizational chart in the section entitled “Conflicts of Interest” and provided a cross reference in the prospectus summary.
Compensation to our Manager and their Affiliates, page 4
16. You state that your “manager and their affiliates will receive compensation and fees for services in connection with the investment and management of the Company and our properties, some of which are not the result of arm’s-length negotiations.” On page 22, you state that you “expect that some fees to be paid to affiliates will be less than the permitted maximum as a result of arms-length negotiations with such affiliates.” On page 23, you state that “[a]ll of our agreements and arrangements with our manager and affiliates, including those relating to compensation, are not the result of arm’s-length negotiations.” Please reconcile these disclosures.
     Response: The last sentence you referenced has been revised. The Company, in arriving at the compensation to the manager and affiliates, has attempted to structure all compensation to be fair and comparable to current market prices; however, we cannot say that in each case the negotiations were arm’s-length. The referenced sentence from page 23 now states that “not all of our agreements and arrangements with our manager and affiliates, including those relating to compensation, are the result of arm’s-length negotiations.”
17. Please revise your disclosure in this section to include a summary tabular presentation, itemized by category, which specifies the dollar amounts of all compensation, fees, profits, and

Ms. Karen Garnett
Securities and Exchange Commission
September 28, 2007

other benefits that will be paid to your manager and its affiliates. If an amount is undeterminable, the formula to be used to determine such amount should be included. The tabular presentation should be split into the following three columns: 1) the identity of the party receiving the compensation; 2) the services to be performed (or goods to be provided); and 3) the amounts to be received. Refer to Item 4 of Industry Guide 5.
     Response: We have revised the “Compensation of the Manager and Affiliates” section to include the information in a tabular format, and provided a cross reference to that section.
Risk Factors, page 6
18. Please revise the risk factor headings to briefly identify each risk being presented. For example, we note the heading entitled, “The offering price was arbitrarily established,” on page 7.
     Response: Certain of the risk factor headings have been revised to more clearly identity the risk being presented.
The loss of key personnel could adversely impact our business, page 7
19. You indicate that you are dependent on key personnel. Please revise to identify all personnel upon whom you depend.
     Response: We have identified the key personnel upon whom the registrant is dependent.
Investment Objectives and Criteria, page 11
20. Please revise to disclose whether there are any limitations on the type or value of investments that you may make,
     Response: The limitations on the type and value of proposed investments are set out in the fourth and fifth paragraphs under “Investment Objectives and Criteria — Acquisition and Investment Policies.” There is no absolute limitation on the value of proposed investments, although the target range will be between $3 and $15 million.

Ms. Karen Garnett
Securities and Exchange Commission
September 28, 2007

Management, page 19
21. Please revise your description of your board of managing directors’ business experience to specifically describe their experience during the last five years. Refer to Item 401(e) of Regulation S-K.
     Response: We have revised the Management section to more specifically describe the experience of the managing directors during the last five years.
Chief Financial Officer, page 21
22. Please revise to clarify whether Mr. Mickits is an employee of Proinvest Realty Fund, LLC, your manager, or neither. We note disclosure on page 22 under the heading “Interim Staffing Plan,” which suggests that Mr. Mickits is not an employee of the manager.
     Response: Mr. Mickets is no longer part of the staffing plan. The Company now has its own chief financial officer, Mr. Matthew Stone, who has been an executive officer of the Company since August 28, 2007. Information on Mr. Stone is included in the “Management” section.
Proinvest Realty Advisors, LLC, page 21
23. You state that your manager has no prior operations. However, on page 23 you state that your manager is involved in other real estate programs that have investment objectives similar to yours. Please reconcile these disclosures.
     Response: The disclosure has been revised. See “Conflicts of Interest — Involvement in other Real Estate Activities.”
The Marketing Consultant, page 22
24. Please revise to describe in more detail the marketing services that Critical Data, Inc. will provide to you and your manager relating to the offering of the units. Please clarify the difference between the activities of the marketing consultant and the activities of the managing broker-dealer in connection with this offering. Also, please disclose whether Critical Data, Inc.

Ms. Karen Garnett
Securities and Exchange Commission
September 28, 2007

is an independent third-party or if it is affiliated with you or your manager. If Critical Data is an affiliate, please disclose the nature of the affiliation.
     Response: The agreement with Critical Data has been assigned to a new company, Churchill Data Services, LLC, which will be providing marketing consulting services. We have expanded the discussion about the marketing consultant to describe in more detail the types of services it will provide. We have added disclosure stating that Churchill Data Services, LLC, is not an affiliate. A form of the Marketing, Operating and License Agreement with Churchill Data Services, LLC is included as Exhibit 10.4 to the Registration Statement.
Compensation of the Manager and Affiliates, page 22
25. You state that you will pay your manager and affiliates certain fee and that you “believe these fees are comparable to or less than similar fees charged by other investment managers and service providers for comparable services to other similar investment companies in our market area.” Please provide to us independent, third party support for this statement or tell us the basis for your belief.
     Response: The principals of the registrant have conducted extensive research and surveys of similar real estate programs to analyze fees paid to managers and other service providers. They have attempted to structure this program with fees comparable to or lower than the other programs they reviewed.
Development and Construction Fees, page 23
26. Please disclose whether there is currently an affiliate of the manager that performs development activities or if the manager or its affiliates have plans to form such an entity.
     Response: Seneca Investments is an affiliate of the manager that performs development activities but will not do so for the Company.
Subordinated Equity Interests, page 23
27. You state that the manager will receive a 25% subordinated equity interest in you. Please revise to disclose when it will receive this interest. Also, please revise to clarify if this subordinated equity interest is different from the manager’s equity balance disclosed on page F-4.

Ms. Karen Garnett
Securities and Exchange Commission
September 28, 2007

     Response: The subordinated equity interest is provided in the Limited Liability Company Agreement and was received when the Agreement was executed. The registration statement has been amended to reflect this. See “Compensation of the Manager and Affiliates — Subordinated Equity Interest.” It is not a different interest from the manager’s equity balance on page F-4.
Description of the Units, page 24
28. You note that you received capital contributions from your manager and GN Olson & Company, LLC. Please revise to disclose what your manager and GN Olson & Company, LLC received in consideration for their contributions.
     Response: The disclosure has been revised as requested. See “Description of the Units.”
Restrictions on Transferability, page 25
29. You state if investors in your units wish to transfer their units they must pay a transfer fee in an amount sufficient to cover transfer costs, as established by our manager. Please revise to note why investors must pay these transfer fees to the manager and to provide an estimate of costs that an investor would incur upon transfer of their units.
     Response: This section has been revised to include the requested disclosure.
Federal Income Tax Considerations, page 31
Specific Opinions, page 32
30. We note that tax counsel will provide an opinion that the various tax consequences are “more likely than not.” This language suggests that significant doubt exists about the tax consequences described in the prospectus. Please revise to discuss in more detail the reasons for doubt in the tax opinion. Also, revise the risk factors section to provide a separate risk factor relating to this doubt and discussing the associated risks to investors.
     Response: The tax section has been revised as requested. The introductory paragraph under “Federal Income Tax Risks” notes that we do not plan to seek any rulings from the Internal Revenue Service regarding any of the tax issues discussed in the Registration Statement.

Ms. Karen Garnett
Securities and Exchange Commission
September 28, 2007

Classification as a Partnership, page 33
31. The disclosure under this heading indicates that tax counsel will provide an unqualified opinion regarding classification of Proinvest Realty Fund as a partnership for federal income tax purposes. Please reconcile this disclosure with the disclosure on page 32, which indicates that counsel will provide a qualified opinion on this matter. Provide similar clarification with respect to counsel’s opinion on your classification as a “publicly traded partnership.”
     Response: The disclosure has been revised to indicate the issues with regard to which a qualified opinion will be provided.
Withdrawal of the Manager, page 48
32. Please revise to note if you may terminate your management agreement. If you may terminate the agreement, please disclose the conditions under which this may be done and to note whether you would be subject to termination fees or penalties.
     Response: The requested disclosure has been added. See “Summary of the Limited Liability Company Agreement — Withdrawal of the Manager.”
Plan of Distribution, page 53
33. Please disclose the various factors considered in determining the offering price. Refer to Item 505(a) of Regulation S-K.
     Response: The requested disclosure has been added.
Glossary, page 57
34. We note your use of the term “super-majority” on page 6. Please revise this section to define that term.
     Response: “Super-Majority” has been added to the glossary.

Ms. Karen Garnett
Securities and Exchange Commission
September 28, 2007

Additional Information, page 57
35. Please revise to note that the public reference room has relocated to Room 1580, 100 F Street NE, Washington, D.C. 20549.
     Response: The requested correction has been made.
Notes to Financial Statements, pages F-6
Note A — Organization, page F-6
36. We note that you have a receivable related to the 25% subordinated equity interest issued to your Manager. Please revise to present this receivable as a reduction to equity, unless the receivable was collected prior to issuance of the financial statements. If the receivable has been collected, please disclose the date of payment. Please also revise the statement of cash flows to present the subscription transaction as a supplemental non-cash financing activity, as it does not appear that this transaction had a cash impact in the period presented.
     Response: The Company was paid the $1,000 from the manager for the 25% subordinated equity interest on June 5, 2007. See “Compensation of the Manager and Affiliates — Subordinated Equity Interest.” The statement of cash flows has been revised as requested.
Note E — Related Party Transactions, page F-13
Legal Fees, page F-15
37. Please advise us and disclose in your next amendment whether you intend to or have any contractual obligation to compensate Mr. Millard for legal services performed on your behalf.
     Response: The registrant has no contractual obligation to compensate Mr. Millard for legal services performed on its behalf. The requested disclosure has been added under Mr. Millard’s information in the “Management” section.

Ms. Karen Garnett
Securities and Exchange Commission
September 28, 2007

Undertakings, page II-3
38. Please revise your undertakings to include the complete undertakings required by Item 20.D of Industry Guide 5. Also, including the undertaking required by Item 512(a)(6) of Regulation S-K.
     Response: The requested undertakings have been added.
Recent Sales of Unregistered Securities, page II-1
39. We note you are relying on the exemption from registration pursuant to Section 4(2) of the Securities Act of 1933. Please revise your disclosure to note whether the investors in your common stock were sophisticated investors.
     Response: The disclosure has been revised to note that the investors are considered “sophisticated,” in that they have sufficient knowledge and experience in financial and business matters to evaluate the risks and merits of the investment.
Signatures, page II-5
40. Please have the registration statement signed by your controller or principal accounting officer. Refer to Form S-11, Instruction 1 to Signatures. We note that Mr. Mickits has signed on behalf of the registrant but he should also sign in his individual capacity.
     Response: The Registration Statement has been signed by Mr. Matthew Stone, both on behalf of the registrant and in his individual capacity.
Exhibits
41. Please file the legal and tax opinions with your next amendment, or provide us with drafts to review. We must review your opinions and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.
     Response: Forms of the legal and tax opinions are included in Amendment No. 1, as well as the Management Agreement.

Ms. Karen Garnett
Securities and Exchange Commission
September 28, 2007

42. Please file a specimen unit certificate and any other instruments defining the rights of unit holders. Refer to Item 601(b)(4) of Regulation S-K.
     Response: Registrant does not anticipate using a certificate. Investor members will receive an executed subscription agreement and the Limited Liability Company Agreement, which defines their rights.
     If you have additional comments, please contact Amy Waters at (972) 938-9090 or (972) 776-0200.
Sincerely,
Joan Conway Waller
JCW/sdj
Enclosures
cc:  Proinvest Realty Fund, LLC